ABX 12/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09042889

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
NOV 3 0 2009
Washington, DC
110

SEC FILE NUMBER
8-66982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kane Reid Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5455 N. Federal Highway
(No. and Street)

Boca Raton (City) FL (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Claxton (877) 495-5464
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

AB 12/16

OATH OR AFFIRMATION

I, Philip A. Claxton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KANE REID SECURITIES GROUP, INC, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Vice President & CFO
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

KANE REID SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Kane Reid Securities Group, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Kane Reid Securities Group, Inc. as of September 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kane Reid Securities Group, Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, the Company adopted Accounting Standards Codification 820, *Fair Value Measurements and Disclosures,* during the year ended September 30, 2009.

Kaufman, Rossin & Co.

Miami, Florida
November 25, 2009

KANE REID SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS		
CASH AND CASH EQUIVALENTS	$	6,325,718
CERTIFICATES OF DEPOSIT (NOTE 4)		1,490,000
RECEIVABLE FROM BROKER (NOTE 2)		2,207,349
DEPOSIT AT CLEARING BROKER		104,287
PROPERTY AND EQUIPMENT, NET (NOTE 3)		1,706,767
OTHER ASSETS		470,661
	$	12,304,782
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Payable to broker (Note 2)	$	475,912
Accounts payable and accrued liabilities (Note 2)		1,684,759
Subordinated loans (Note 5)		5,000,000
Total liabilities		7,160,671
COMMITMENTS AND CONTINGENCIES (NOTES 8 AND 12)		
STOCKHOLDERS' EQUITY (NOTES 9 AND 11)		5,144,111
	$	12,304,782

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Kane Reid Securities, Inc., d/b/a TradeKing (the Company), a Delaware corporation operating in Boca Raton, Florida, is a registered broker-dealer which commenced brokerage operations in December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker on a fully disclosed basis.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recorded on an accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Certificates of Deposit

Certificates of deposit consist primarily of amounts placed through an account registry service ("CDARS") and are fully insured by the Federal Deposit Insurance Corporation. The CDARS held by the Company have original maturities of 6 to 12 months.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

The Company adopted Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures", during the year ended September 30, 2009. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs); and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and to establish a classification of fair value measurements for disclosure purposes.

Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of ASC 820 to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Certificates of Deposit. The original cost of these assets approximates fair value due to their near-term maturity.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

The Company capitalizes software development costs in accordance with ASC 350-40, *Intangibles-Goodwill and Other - Internal-Use Software.* Capitalized costs include external direct costs of services incurred in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal use software. Costs incurred in development and enhancement of the software that do not meet the capitalization criteria are expensed as incurred. Capitalized costs are amortized on a straight-line basis over three years.

Depreciation is computed using the straight-line method based upon estimated useful lives of three to seven years.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax asset is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified. As of September 30, 2009, the Company does not believe that it is more likely than not that any portion of the net deferred tax assets, primarily attributable to the Company's net operating loss carryforward, will be realized and accordingly a valuation allowance has been established against the full amount of the net deferred tax asset.

The Company evaluates uncertain tax positions and the likelihood of losing the benefit thereof, whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. The Company has elected to defer accounting for uncertain tax positions in accordance with ASC 740-10, *Income Taxes*, until the year ended September 30, 2010. Upon adoption, the Company will recognize income tax liabilities based upon criteria which include a more-likely-than-not threshold. The effects of adopting have not been determined.

Stock Options

Employee stock option grants are subject to graded vesting. The Company has elected the straight-line method to account for the recognition of compensation costs and estimates expected forfeitures when determining compensation costs. The Company's common stock is not publicly traded. Accordingly, the Company bases its expected volatilities on similar publicly traded securities.

NOTE 2. RELATED PARTY TRANSACTIONS

Clearing Broker

Receivable from broker represents amounts due from the Company's clearing broker, Legent Clearing, LLC (Legent) and other brokers. Amounts receivable from broker principally represents commissions and other amounts owed to the Company for transactions.

Payable to broker, represents amounts due to Legent for costs of clearing client transactions, generating client statements and providing brokerage data services.

Legent is a warrant holder. The warrant (issued in 2005) gives the holder the option to purchase 523,809 shares of the Company's common stock at $0.01 per share until April 2010.

Legent's Parent and some of Legent's shareholders also own shares of the Company's Preferred Stock as of September 30, 2009. (Note 9)

Other

Scivantage, a software developer and technology consulting firm, is also a warrant holder. The warrant (issued in 2005) was exercised in the current year to purchase 261,904 shares of the Company's common stock (Note 9). Additionally, for the year ended September 30, 2009, the Company incurred approximately $2,830,000 to Scivantage for professional fees including approximately $400,000 capitalized to property and equipment, of which $107,284 was payable as of September 30, 2009 and is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2009 consisted of the following:

Furniture	$ 176,987
Computer equipment	145,850
Equipment	28,539
Software	3,037,785
Leasehold improvements	15,900
Work in progress - software	114,050
	3,519,111
Less: accumulated depreciation and amortization	1,812,344
	$ 1,706,767

Work in progress - software represents capitalized software costs for projects not completed and placed into service as of September 30, 2009.

NOTE 4. FAIR VALUE MEASUREMENT

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820 and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets measured at fair value as of September 30, 2009:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Certificates of deposit	$ 1,490,000	$ -	$ -	$ 1,490,000

NOTE 5. SUBORDINATED LOAN

On July 28, 2008, the Company entered into a Master Loan and Security Agreement with an unrelated entity. The agreement provides for advances up to $5,000,000. Each advance shall be made pursuant to a FINRA approved subordinated loan agreement. On July 31, 2008, the Company executed a subordinated loan agreement with this unrelated entity. The principal amount of the loan is $2,000,000, the interest rate is 10 percent per annum, interest is payable annually and the principal is payable on the maturity date of the loan. The loan matures on August 31, 2011 and is secured by all of the assets of the Company.

On November 12, 2008, the Company executed an additional subordinated loan agreement under the Master Loan and Security Agreement with the same unrelated entity. The principal amount of the loan is $3,000,000, the interest rate is 10 percent per annum, interest is payable annually and the principal is payable on the maturity date of the loan. The loan matures on December 31, 2011 and is secured by all of the assets of the Company.

These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the FINRA and are subordinated to the claims of general creditors. In connection with the issuance of these loans, the Company granted warrants to acquire 70,000 shares of common stock. The warrants are exercisable at $1.10 per share and expire on August 14, 2013.

Maturities of the loans for the years subsequent to September 30, 2009 are as follows:

2010	$ -
2011	2,000,000
2012	3,000,000
	$ 5,000,000

NOTE 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2009, the Company's "Net Capital" was $7,414,518 which exceeded requirements by $7,164,518, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.29 to 1.

NOTE 7. RISK CONCENTRATION

The Company operates as an introducing broker dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Legent whose principal office is in Omaha, Nebraska and which holds certain equity interest in the Company. (Note 2)

NOTE 8. COMMITMENTS

The Company is obligated under various non-cancelable operating leases, as well as licensing, marketing and on-line service agreements expiring from 2010 through 2012.

Approximate minimum annual payments under the aforementioned agreements are as follows:

	Leases	Contracts
2010	$ 263,000	$ 3,352,000
2011	147,000	49,000
2012	139,000	-
	$ 549,000	$ 3,401,000

NOTE 9. EQUITY

Common and preferred stock authorized, issued and outstanding as of September 30, 2009 were as follows:

	Issued and Outstanding
Common Stock	
20,000,000 Shares Authorized, $0.0001 Par Value	7,081,866
Series A Preferred Stock	
5,600,000 Shares Authorized, $0.0001 Par Value	5,600,000
Series B Preferred Stock	
1,800,000 Shares Authorized, $0.0001 Par Value	1,782,974
Series B-1 Preferred Stock	
1,800,000 Shares Authorized, $0.0001 Par Value	1,749,502

Preferred Stock

Series A Preferred

Prior to fiscal 2009, the Company issued all 5,600,000 authorized shares of Series A Preferred Stock at $1.00 per share. Among other things, the Series A has voting rights and a liquidation preference, after Series B liquidation preference but before Common Stock, of an amount 1.5 times the original issue price ($8,400,000 at September 30, 2009) plus any unpaid annual cumulative dividends of 4% of the purchase price per share of the preferred stock. The dividend is payable only upon liquidation or certain contingent events occurring. At September 30, 2009, the Company has cumulative Series A Preferred dividends of $892,191.

The Series A Preferred Stock is convertible at the holder's option at any time into common stock at an initial conversion price of $1.00 per share. The conversion price adjusts upon anti-dilutive events such as splits, dividends, reorganizations, etc, as well as upon issuance of equity by the Company at prices below the then conversion price. The Series A Preferred Stock is mandatorily convertible into common stock upon a vote of two-thirds of the outstanding Series A Preferred Stock or upon certain initial public offerings of the Company's common stock, acquisitions or asset transfers. Additionally, upon certain conditions, the holders of the Series A Preferred Stock may require the Company to use all reasonable efforts to consummate registration of the underlying shares of the common stock and the Series A Preferred Stock bears certain piggyback registration rights.

Series B Preferred

Prior to fiscal 2009, the Company issued 1,782,974 shares of Series B Preferred Stock at $3.3662 per share. Among other things, the Series B has voting rights and a liquidation preference of 1.5 times the original issue price ($9,002,771 at September 30, 2009) plus any unpaid annual cumulative dividends of 4% of the purchase price per share of the preferred stock. The dividend is payable only upon liquidation or certain contingent events occurring. At September 30, 2009, the Company has cumulative Series B Preferred Stock dividends of $768,894.

NOTE 9. EQUITY (Continued)

The Series B Preferred Stock is convertible at the holder's option at any time into common stock at an initial conversion price of $3.3662 per share. The conversion price adjusts upon anti-dilutive events such as splits, dividends, reorganizations, etc, as well as upon issuance of equity by the Company at prices below the then conversion price. The Series B Preferred Stock is mandatorily convertible into common stock upon a vote of half of the outstanding Series B Preferred Stock or upon certain initial public offerings of the Company's common stock, acquisitions or asset transfers. Additionally, upon certain conditions, the holders of the Series B Preferred Stock may require the Company to use all reasonable efforts to consummate registration of the underlying shares of the common stock and the Series B Preferred Stock bears certain piggyback registration rights.

Series B-1 Preferred

The Series B Preferred Stock holders were granted the option to invest an additional $10,800,000 in the Company's Series B-1 Preferred Stock based on certain triggering events. The Series B-1 Preferred has similar rights as the Series B Preferred, except the common stock initial conversion price is $5.1443 per share. During the year ended September 30, 2007, the Company issued 1,749,502 shares of Series B-1 Preferred Stock at $5.1443 per share, aggregating $8,999,963 of the $10,800,000. Among other things the Series B-1 has voting rights and a liquidation preference of 1.5 times the original issue price ($13,499,945 at September 30, 2009) plus any unpaid annual cumulative dividends of 4% of the purchase price per share of the preferred stock. The dividend is payable only upon liquidation or certain contingent events occurring. At September 30, 2009, the Company has cumulative Series B-1 Preferred Stock dividends of $927,229.

The Series B-1 Preferred Stock is convertible at the holder's option at any time into common stock at an initial conversion price of $5.1443 per share. The conversion price adjusts upon anti-dilutive events such as splits, dividends, reorganizations, etc, as well as upon issuance of equity by the Company at prices below the then conversion price. The Series B-1 Preferred Stock is mandatory convertible into common stock upon a vote of half of the outstanding Series B-1 Preferred Stock or upon certain initial public offerings of the Company's common stock, acquisitions or asset transfers.

NOTE 10. INCOME TAXES

At September 30, 2009 deferred tax assets and liabilities resulted from temporary differences related to the following items:

Depreciation and amortization	$(175,000)
Net operating loss carryforwards	5,814,000
	5,639,000
Less: deferred tax asset valuation allowance	(5,639,000)
Total	$ -

NOTE 10. INCOME TAXES (Continued)

At September 30, 2009, the Company has net operating loss carryforwards of approximately $15,450,000 expiring through 2028.

NOTE 11. STOCK OPTION PLAN

During 2005, the Company established an Equity Incentive Plan under which employees, officers, directors, consultants and advisors of the Company may be granted options to purchase shares of the Company's common stock at a price to be determined by the board of directors. In addition, the board of directors determined the vesting period according to the Standard Employee Vesting Schedule after one year to be 25% vested with the remainder monthly vesting over the next three years. The Equity Incentive Plan authorizes the issuance of up to 756,812 shares of the Company's common stock.

Stock option activity for the year ended September 30, 2009 was as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance, October 1, 2008	508,288	$ 0.91	-	$ -
Granted during the year ended September 30, 2009	209,810	0.91	-	-
Exercised during year	-	-	-	-
Forfeited during year	(66,363)	(0.96)	-	-
Expired during year	-	-	-	-
Balance, end of year	651,735	$ 0.90	8.19	$ -
Exercisable at end of year	251,550	$ 0.79	6.90	$ -

NOTE 11. STOCK OPTION PLAN (Continued)

The following table summarizes information about the stock options outstanding at September 30, 2009:

Options Outstanding				
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value Per Share
$ 0.20	42,500	5.92	$ 0.20	$ -
$ 0.44	21,500	6.60	$ 0.44	$ -
$ 0.76	84,315	7.08	$ 0.76	$ 0.44
$ 0.88	71,841	7.89	$ 0.88	$ 0.51
$ 0.91	195,020	9.22	$ 0.91	$ 0.46
$ 1.10	236,859	8.38	$ 1.10	$ 0.69

The Company estimated the fair value of all stock options granted during the year ended September 30, 2009 by using the Black-Scholes option valuation model with the following assumptions: (i) risk-free interest rate ranging from 1.98% to 3.49%, (ii) expected option lives of 10 years, (iii) expected volatility of 37% in the market price of the Company's common stock, and (iv) no expected dividends on the underlying stock. Management estimated the employees' expected exercise to be 75% of granted options.

As of September 30, 2009, there was $148,449 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan; this cost is expected to be recognized over a period of three years.

NOTE 12. CONTINGENCIES

Legal

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal proceedings. In the opinion of management, the Company does not believe that these matters will have an adverse effect on the Company's financial position, results of operations, or cash flows.

General Contingencies

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. Under the terms of the Company's securities clearing agreement with Legent, the Company introduces its clients' securities accounts to Legent, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Legent as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

NOTE 12. CONTINGENCIES (Continued)

Client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales". Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.

NOTE 13. SUBSEQUENT EVENTS

Management has reviewed events occurring from October 1, 2009 through November 25, 2009, which is the date the accompanying financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com

KANE REID SECURITIES GROUP, INC.

AGREED-UPON PROCEDURES

SEPTEMBER 30, 2009







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Kane Reid Securities Group, Inc.
Boca Raton, Florida

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by Kane Reid Securities Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating Kane Reid Securities Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kane Reid Securities Group, Inc.'s management is responsible for Kane Reid Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009 noting the following; revenue per the audited Form X-17A-5 for the year ended September 30, 2009 was $2,944,948 higher than the corresponding FOCUS reports for the same periods. Management has represented that these costs relate to clearing costs incurred and are excludible from revenues when reporting revenues on the FOCUS filings and we have agreed these costs that were excluded to the Company's books and records.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
November 25, 2009

SIPC-7T

(27 REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 28,308.00

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

12/31/08
Date Paid

28,158.00

C. Assessment balance due

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ 28,158.00

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 28,158.00

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kane Reid Securities Group, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of November, 20 09.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Sept. 30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,332,647
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	1,328
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,328
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	10,731
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	10,731
2d. SIPC Net Operating Revenues	$ 11,323,244
2e. General Assessment @ .0025	$ 28,308

(to page 1 but not less than $150 minimum)

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com